Afya Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2024

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2024 and December 31, 2023

(In thousands of Brazilian reais)

	Notes	September 30, 2024	December 31, 2023
		(unaudited)
Assets
Current assets
Cash and cash equivalents	5	836,876	553,030
Trade receivables	6	552,381	546,438
Inventories		235	1,382
Recoverable taxes		41,424	43,751
Other assets	8	45,304	58,905
Total current assets		1,476,220	1,203,506

Non-current assets
Trade receivables	6	36,940	39,485
Other assets	8	117,789	117,346
Investment in associate	9	55,365	51,834
Property and equipment	10	639,187	608,685
Right-of-use assets	12.2.2	846,333	767,609
Intangible assets	11	5,541,793	4,796,016
Total non-current assets		7,237,407	6,380,975

Total assets		8,713,627	7,584,481

Liabilities
Current liabilities
Trade payables		129,920	108,222
Loans and financing	12.2.1	30,051	179,252
Lease liabilities	12.2.2	45,133	36,898
Accounts payable to selling shareholders	12.2.3	247,192	353,998
Advances from customers		154,759	153,485
Labor and social obligations		269,381	192,294
Taxes payable		32,470	27,765
Income taxes payable		12,066	3,880
Other liabilities		4,213	2,773
Total current liabilities		925,185	1,058,567

Non-current liabilities
Loans and financing	12.2.1	2,115,219	1,621,523
Lease liabilities	12.2.2	929,647	837,671
Accounts payable to selling shareholders	12.2.3	338,850	212,869
Taxes payable		86,016	88,198
Provision for legal proceedings	21	115,042	104,361
Other liabilities		52,025	18,280
Total non-current liabilities		3,636,799	2,882,902
Total liabilities		4,561,984	3,941,469

Equity	15
Share capital		17	17
Additional paid-in capital		2,344,053	2,365,200
Treasury shares		(276,944)	(299,150)
Share-based compensation reserve		181,372	155,073
Retained earnings		1,861,948	1,380,365
Equity attributable to equity holders of the parent		4,110,446	3,601,505
Non-controlling interests		41,197	41,507
Total equity		4,151,643	3,643,012

Total liabilities and equity		8,713,627	7,584,481

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2024 and 2023

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	17	841,185	723,479	2,455,314	2,146,047
Cost of services	18	(324,083)	(288,234)	(908,429)	(820,136)
Gross profit		517,102	435,245	1,546,885	1,325,911

Selling, general and administrative expenses	18	(280,027)	(257,002)	(784,953)	(739,808)
Other income (expenses), net		(3,183)	12,043	(7,868)	10,365

Operating income		233,892	190,286	754,064	596,468

Finance income	19	30,396	34,771	79,659	86,259
Finance expenses	19	(130,240)	(115,306)	(322,420)	(353,572)
Net finance result		(99,844)	(80,535)	(242,761)	(267,313)

Share of income of associate	9	2,526	615	9,726	7,671

Income before income taxes		136,574	110,366	521,029	336,826

Income taxes expenses	20	(12,432)	(12,146)	(26,388)	(33,296)

Net income		124,142	98,220	494,641	303,530

Other comprehensive income		-	-	-	-
Total comprehensive income		124,142	98,220	494,641	303,530

Income attributable to:
Equity holders of the parent		119,979	93,347	481,583	288,263
Non-controlling interests		4,163	4,873	13,058	15,267
		124,142	98,220	494,641	303,530

Basic earnings per common share	16	1.33	1.04	5.35	3.21
Diluted earnings per common share	16	1.31	1.03	5.28	3.18

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2023		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income		-	-	-	-	288,263	288,263	15,267	303,530
Total comprehensive income		-	-	-	-	288,263	288,263	15,267	303,530
Treasury shares		-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	18	-	-	-	20,082	-	20,082	-	20,082
Restricted shares transferred under the share-based compensation plan		-	(2,571)	2,571	-	-	-	-	-
Treasury shares transferred to executives from exercise of stock options		-	(1,196)	4,742	-	-	3,546	-	3,546
Dividends declared	15.b	-	-	-	-	-	-	(15,914)	(15,914)
Balances at September 30, 2023 (unaudited)		17	2,371,577	(310,003)	143,620	1,293,149	3,498,360	50,673	3,549,033

Balances at January 1, 2024		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012
Net income		-	-	-	-	481,583	481,583	13,058	494,641
Total comprehensive income		-	-	-	-	481,583	481,583	13,058	494,641
Share-based compensation	18	-	-	-	26,299	-	26,299	-	26,299
Restricted shares transferred under the share-based compensation plan	14.b.2	-	(17,753)	12,771	-	-	(4,982)	-	(4,982)
Treasury shares transferred to executives from exercise of stock options	14.b.1	-	(3,394)	9,435	-	-	6,041	-	6,041
Dividends declared	15.b	-	-	-	-	-	-	(13,368)	(13,368)
Balances at September 30, 2024 (unaudited)		17	2,344,053	(276,944)	181,372	1,861,948	4,110,446	41,197	4,151,643

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of Brazilian reais)

	Notes	September 30, 2024	September 30, 2023
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		521,029	336,826
Adjustments to reconcile income before income taxes
Depreciation and amortization	18	249,135	212,172
Write-off of property and equipment		2,108	1,209
Write-off of intangible assets		243	288
Allowance for expected credit losses	6	41,589	57,160
Share-based compensation	18	26,299	20,082
Net foreign exchange differences		7,462	448
Accrued interest	19	166,343	224,349
Accrued interest on lease liabilities	12.2.2, 12.5, 19	82,803	74,867
Share of income of associate	9	(9,726)	(7,671)
Provision (reversal) for legal proceedings		4,619	(27,119)

Changes in assets and liabilities
Trade receivables		(35,619)	(52,169)
Inventories		1,147	7,828
Recoverable taxes		2,409	(34,921)
Other assets		20,107	35,960
Trade payables		19,966	1,920
Taxes payable		(6,625)	25,321
Advances from customers		40	(27,883)
Labor and social obligations		69,719	94,465
Other liabilities		4,417	(9,331)
		1,167,465	933,801
Income taxes paid		(19,290)	(37,599)
Net cash flows from operating activities		1,148,175	896,202

Investing activities
Acquisition of property and equipment	10	(93,367)	(88,014)
Acquisition of intangibles assets	11	(223,399)	(67,113)
Dividends received	9	6,195	8,294
Acquisition of subsidiaries, net of cash acquired	12.2.3	(579,074)	(726,530)
Payments of interest from acquisition of subsidiaries and intangibles	12.2.3	(55,898)	(36,674)
Net cash flows used in investing activities		(945,543)	(910,037)

Financing activities
Payments of principal of loans and financing	12.5	(126,666)	(12,216)
Payments of interest of loans and financing	12.5	(156,897)	(124,468)
Proceeds from loans and financing	12.5	492,351	5,288
Payments of principal of lease liabilities	12.2.2, 12.5	(30,218)	(22,657)
Payments of interest of lease liabilities	12.2.2, 12.5	(82,567)	(78,001)
Treasury shares		-	(12,369)
Proceeds from exercise of stock options		6,041	3,546
Dividends paid to non-controlling shareholders	15.b	(13,368)	(15,914)
Net cash flows generated (used) in financing activities		88,676	(256,791)
Net foreign exchange differences		(7,462)	(448)
Net increase (decrease) in cash and cash equivalents		283,846	(271,074)
Cash and cash equivalents at the beginning of the period	5	553,030	1,093,082
Cash and cash equivalents at the end of the period	5	836,876	822,008

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”), as a result of Bertelsmann’s acquisition of control on May 5, 2022.

The Company is formed by a network of higher education and post-graduate institutions focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical school seats in the country. In non-regulated education, the Company provides services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

On January 24, 2024, the Ministry of Education (“MEC”) authorized the increase of 40 medical school seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600. With the authorization, the Company reaches 100 medical school seats on this campus. The operation of these medical school seats started in the first quarter of 2024.

On July 12, 2024, MEC authorized the increase of 80 medical school seats of Centro Universitário Tiradentes Alagoas (“UNIMA”) located in the city of Maceió, State of Alagoas, which resulted in an additional payment of R$1,250 per increased medical school seat updated by IPCA since January 2, 2023, which resulted in an additional payment of R$107,627. With this authorization, Afya reaches 220 medical school seats on this campus. The operation of these medical school seats started in the third quarter of 2024. Such additional seats were accounted for as intangible assets (Licenses with indefinite useful life). See Note 11.

Acquisition in 2024

On July 1, 2024, Afya Participações S.A. ("Afya Brazil”), a wholly-owned subsidiary of Afya, acquired Unidom Participações S.A. (“Unidom”). Unidom is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses “Unidompedro” and “Faculdade Dom Luiz”, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal.

As of September 30, 2024, Afya reached 3,593 total approved medical school seats, including 300 medical school seats from the acquisition of Unidom. Of these, 175 medical school seats are subject to final approval from MEC. See Note 4.

Acquisition in 2023

On January 2, 2023, Afya Brazil acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of UNIMA and Faculdade Tiradentes Jaboatão dos Guararapes (FCM Jaboatão).

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The aggregate purchase price of R$816,236 is comprised of: i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date (R$567,196 of cash paid net of cash acquired (included in cash flows from investing activities)), and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and ii) offer of Afya’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers which are not part of the transaction. The fair value of this service was estimated at R$7,236 at the acquisition date.

2	Material accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and the basis it will continue to operate as a going concern for the foreseeable future.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration (earn-outs) that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2023.

Afya is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

The Company segregated the payments of principal and interest of lease liabilities in the unaudited interim condensed consolidated statements of cash flows for the nine-month period ended September 30, 2024, in accordance with the provisions set forth in IAS 7 – Statement of Cash Flows. As a result, Management revised, retrospectively, the prior period unaudited interim condensed consolidated statements of cash flows for the nine-month period ended September 30, 2023, for comparative purposes. The Company assessed the materiality of this matter and, based on an analysis of quantitative and qualitative considerations, determined that the segregation of payments of principal and interest on prior period over such transactions is not material to its unaudited interim condensed consolidated financial statements. However, even if it is not material, the segregation of payments of principal and interest regarding such transactions for the nine-month period ended September 30, 2023 are appropriate for the users of the unaudited interim condensed consolidated financial statements, considering the comparability of such information over the periods presented. The payments of interest of lease liabilities are classified within the unaudited interim condensed consolidated statements of cash flows under the same activities of which the payments of principal are classified. As a result, no change occurred in the net cash flows used in financing activities in the unaudited interim condensed consolidated statements of cash flows for the nine-month period ended September 30, 2023.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

These unaudited interim condensed consolidated financial statements were approved by the Board of Directors for issuance on November 13, 2024.

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023. Certain amendments apply for the first time in 2024, but do not have significant impacts on the Company’s interim condensed consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.3 Basis consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	September 30, 2024 (unaudited)	December 31, 2023
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”) (i)	Medical education content	São Paulo - SP	Subsidiary	-	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda. (“PebMed”) (i)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	-	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”) (ii)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	-	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”) (i)	Medical education content	São Paulo - SP	Subsidiary	-	100%
Cardiopapers Soluções Digitais Ltda. (“CardioPapers”) (i)	Medical education content	Recife - PE	Subsidiary	-	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Unidom Participações S.A. (“Unidom”)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i) PebMed was merged with Afya Brazil in April 2024; Medcel, Além da Medicina and CardioPapers was merged with Afya Brazil in August 2024

(ii) RX PRO LOG had its operations closed down in January 2024.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the subsidiaries acquired is included in the Company’s unaudited interim condensed consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three reportable segments as follows:

 • Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Business units restructuring

In connection with a restructuring project occurred across the Continuing education and Medical practice solutions segments, the Pilar 1 entities (Medcel, Além da Medicina, CardioPapers and Medical Harbour), which offer residency preparation programs, specialization test preparation and other medical capabilities, were moved into the Continuing education segment. This strategic project aims to integrate all continuing education capabilities into one single structure that will be responsible for offerings that address physicians education and continuous update needs from the graduation and throughout their careers, while exploring the potential synergies among those operations.

This restructuring project took place since the first quarter of 2024 and represents how the segments are monitored internally. Due to changes in operating segments, the segment information as of December 31, 2023 and for the nine-month period ended September 30, 2023 have been retroactively adjusted for comparison purposes.

The tables below present assets and liabilities information for the Company’s operating segments as of September 30, 2024 and December 31, 2023, respectively:

As of September 30, 2024 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	8,331,696	232,615	154,918	8,719,229	(5,602)	8,713,627
Current assets	1,376,933	40,779	64,110	1,481,822	(5,602)	1,476,220
Non-current assets	6,954,763	191,836	90,808	7,237,407	-	7,237,407

Total liabilities and equity	8,331,696	232,615	154,918	8,719,229	(5,602)	8,713,627
Current liabilities	735,546	132,703	62,538	930,787	(5,602)	925,185
Non-current liabilities	3,537,307	76,515	22,977	3,636,799	-	3,636,799
Equity	4,058,843	23,397	69,403	4,151,643	-	4,151,643

Other disclosures
Investments in associate (i)	55,365	-	-	55,365	-	55,365
Capital expenditures (ii)	264,746	35,202	16,818	316,766	-	316,766

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

As of December 31, 2023	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current assets	1,001,156	155,511	58,056	1,214,723	(11,217)	1,203,506
Non-current assets	6,102,998	181,397	96,580	6,380,975	-	6,380,975

Total liabilities and equity	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current liabilities	787,658	221,002	61,124	1,069,784	(11,217)	1,058,567
Non-current liabilities	2,783,855	73,960	25,087	2,882,902	-	2,882,902
Equity	3,532,641	41,946	68,425	3,643,012	-	3,643,012

Other disclosures
Investments in associate (i)	51,834	-	-	51,834	-	51,834
Capital expenditures (ii)	98,535	28,165	28,427	155,127	-	155,127

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Balances for the nine-month period ended September 30, 2023 (unaudited). Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the nine-month periods ended September 30, 2024 and 2023:

September 30, 2024 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,155,895	186,315	113,104	2,455,314	-	2,455,314
Inter-segment	-	1,416	4,186	5,602	(5,602)	-
Revenue	2,155,895	187,731	117,290	2,460,916	(5,602)	2,455,314
Cost of services	(809,393)	(74,097)	(30,541)	(914,031)	5,602	(908,429)
Gross profit	1,346,502	113,634	86,749	1,546,885	-	1,546,885
Selling, general and administrative expenses						(784,953)
Other expenses, net						(7,868)
Operating income						754,064
Finance income						79,659
Finance expenses						(322,420)
Share of income of associate						9,726
Income before income taxes						521,029
Income taxes expenses						(26,388)
Net income						494,641

September 30, 2023 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,883,089	162,513	100,445	2,146,047	-	2,146,047
Inter-segment	-	7,497	1,844	9,341	(9,341)	-
Revenue	1,883,089	170,010	102,289	2,155,388	(9,341)	2,146,047
Cost of services	(738,224)	(65,319)	(25,934)	(829,477)	9,341	(820,136)
Gross profit	1,144,865	104,691	76,355	1,325,911	-	1,325,911
Selling, general and administrative expenses						(739,808)
Other income, net						10,365
Operating income						596,468
Finance income						86,259
Finance expenses						(353,572)
Share of income of associate						7,671
Income before income taxes						336,826
Income taxes expenses						(33,296)
Net income						303,530

Seasonality of operations

Undergrad tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; and (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical practice solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combination

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets
Cash and cash equivalents	3,272
Trade receivables	9,368
Advances	94
Recoverable taxes	82
Other assets	854
Indemnification assets	7,185
Property and equipment	5,709
Rights-of use assets	28,989
Intangible assets	467,178
522,731
Liabilities
Trade payables	1,732
Loans and financing	4,377
Labor and social obligations	7,368
Taxes payables	5,254
Advances from customers	1,234
Lease liabilities	28,989
Deferred taxes *	28,274
Provision for legal proceedings	7,246
Other liabilities	4,393
88,867
Total identifiable net assets at fair value	433,864
Preliminary goodwill arising on acquisition	186,372

Purchase consideration transferred	620,236
Cash paid	340,773
Consideration to be transferred	279,463

Analysis of cash flows on acquisition
Transaction costs of the acquisition (included in cash flows from operating activities)	1,585
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	337,501
Net of cash flow on acquisition	339,086

* Refers to deferred tax liabilities arising from transactions prior to Afya’s acquisition of Unidom.

On July 1, 2024, Afya Brazil acquired 100% of the share capital of Unidom, a post-secondary education institution in the State of Bahia with governmental authorization to offer on-campus undergraduate degrees in medicine, health, and other courses.

The acquisition contributes with 300 operational medical school seats to Afya in Salvador. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidompedro. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidompedro has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

The total consideration of R$660,000 was adjusted to R$620,236, net of the estimated Net Debt deducted from the down payment. The price and payment conditions are:

• R$340,773, net of the estimated Net Debt, paid in cash on July 1, 2024; and

• R$279,463, considering purchase consideration adjustments, is payable in up to ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

school seats. In turn, if, within the same 10-year payment period, a final conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due. Based on the current status of aforementioned court proceedings, as well as other court decisions in relation to medical seats approved by MEC under legal proceedings, Management has assessed that the likelihood of payment of such consideration is probable.

This acquisition was accounted for under IFRS 3 – Business Combinations.

Furthermore, if Unidom wins the bid processes in the Mais Médicos III Program, an additional payment of R$250 thousand per granted seat will be made. Such medical seats were not operating nor were approved as of date of acquisition. The probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

Transaction costs to date amount to R$2,547, which R$1,585 were expensed in the nine-month period ended September 30, 2024 and are included in general and administrative expenses in the consolidated statement of income.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

At the acquisition date, the fair value of the trade receivables acquired is substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation of the identifiable assets acquired and liabilities assumed in the business combination of Unidom is preliminary, and therefore items such as intangible assets may be adjusted when the valuations are finalized.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Unidom has contributed R$32,421 of revenue and R$16,396 of income before income taxes to the Company in 2024. If the acquisition had taken place at the beginning of the period, revenue and income before income taxes for the nine-month period ended September 30, 2024 would have been R$2,505,215 and R$531,249, respectively.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	September 30, 2024	December 31, 2023
	(unaudited)
Cash and bank deposits	5,594	11,746
Cash equivalents	831,282	541,284
	836,876	553,030

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (CDB) with highly rated financial institutions and investment funds managed by highly rated financial institutions.

As of September 30, 2024, the average interest on these investments is equivalent to 99.6% of the CDI rate (December 31, 2023: 100.8%). These funds are available for immediate use and have an insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$18,847 as of September 30, 2024 (December 31, 2023: R$23,173).

6	Trade receivables

	September 30, 2024	December 31, 2023
	(unaudited)
Tuition fees	448,391	461,066
Educational content (i)	75,754	49,135
FIES	82,034	62,971
Educational credits (ii)	26,102	29,391
Mobile app subscription (iii)	16,231	29,091
Other	11,544	15,667
	660,056	647,321
(-) Allowance for expected credit losses	(70,735)	(61,398)
	589,321	585,923
Current	552,381	546,438
Non-current	36,940	39,485

(i) Related to trade receivables from sales of e-books and medical courses through Continuing Education’s digital platform.

(ii) Related to the financing programs offered by the Company’s subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.

(iii) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of September 30, 2024 and December 31, 2023, the aging of trade receivables was as follows:

	September 30, 2024	December 31, 2023
	(unaudited)
Neither past due nor impaired	330,127	323,614
Past due:
1 to 30 days	105,100	73,563
31 to 90 days	110,496	109,908
91 to 180 days	50,897	85,193
More than 180 days	63,436	55,043
	660,056	647,321

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for expected credit losses for the nine-month periods ended September 30, 2024 and 2023, was as follows:

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Opening balance	(61,398)	(44,046)
Additions	(41,589)	(57,160)
Write-offs	32,252	38,376
Closing balance	(70,735)	(62,830)

7	Related parties

The tables below summarize the balances and transactions with related parties:

	September 30, 2024	December 31, 2023
	(unaudited)
Assets
Trade receivables (i)	936	693
Other assets (ii)	-	285
	936	978
Current	936	792
Non-current	-	186

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Other income (expenses)
UEPC (i)	459	393
EMIVE Patrulha 24 Horas Ltda. (iii)	7	-
	466	393

Leases (iv)
RVL Esteves Gestão Imobiliária S.A.	18,311	17,285
UNIVAÇO Patrimonial Ltda.	2,712	2,683
IESVAP Patrimonial Ltda.	3,914	3,872
	24,937	23,840

(i) Refers to sales of educational content from Medcel to UEPC.

(ii) Refers to expenses to be reimbursed by Bertelsmann.

(iii) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

(iv) The carrying amounts of lease liabilities with related parties as of September 30, 2024 totaled R$224,483 (December 31, 2023: R$223,496).

Lease agreement with RVL Esteves Gestão Imobiliária S.A.

On June 14, 2024, RVL Esteves Gestão Imobiliária S.A. (“RVL”) entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement is for a monthly amount payable equal to R$114, with a grace period of 12 months. The monthly amount payable should be adjusted by the inflation rate (IPCA) after 12 months. The lease agreement is for a term of 20 years.

Since July 1, 2024, the lease agreement with RVL Esteves Gestão Imobiliária S.A. of one of the two corporate headquarters floors, located in Nova Lima, State of Minas Gerais, expired and was not renewed.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statement of income comprised the following:

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Short-term employee benefits	16,648	10,363
Share-based compensation plans	16,148	13,658
	32,796	24,021

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See further details on the share-based compensation plans in Note 14.

8	Other assets

	September 30, 2024	December 31, 2023
	(unaudited)
Indemnification assets	80,671	81,855
Advances	19,392	39,890
Judicial deposits	15,741	14,187
Prepaid expenses	24,355	15,820
Other FIES credits	8,376	8,674
Dividends	1,668	1,668
Deferred tax assets	-	3,233
Other assets	12,890	10,924
	163,093	176,251
Current	45,304	58,905
Non-current	117,789	117,346

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	September 30, 2024	December 31, 2023
	(unaudited)
Current assets	41,820	29,004
Non-current assets	116,307	120,289
Current liabilities	(28,876)	(28,842)
Non-current liabilities	(88,643)	(91,613)
Equity	40,608	28,838
Company’s share in equity - 30%	12,182	8,651
Goodwill	43,183	43,183
Carrying amount of the investment	55,365	51,834

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Revenue	117,084	111,730
Cost of services	(44,677)	(46,081)
Selling, general and administrative expenses	(35,002)	(34,840)
Net finance result	(3,378)	(4,272)
Income before income taxes	34,027	26,537
Income taxes expenses	(1,606)	(967)
Net income	32,421	25,570
Company’s share of income	9,726	7,671

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Opening balance	51,834	53,907
Share of income	9,726	7,671
Dividends received	(6,195)	(8,294)
Closing balance	55,365	53,284

There were no impairment indicatives of goodwill from the investment in associate for the nine-month period ended September 30, 2024.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2023	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	95	17,656	-	407	14,033	17,121	850	46	37,806	88,014
Business combination	-	7,729	-	-	4,384	734	1,328	10,741	65	24,981
Write-off (i)	241	(4,430)	-	(475)	(3,002)	(3,346)	(7,788)	(165)	(7)	(18,972)
Transfer	408	2,371	-	-	23	78	-	75,415	(78,295)	-
As of September 30, 2023 (unaudited)	92,601	123,716	18,852	985	106,150	83,180	31,752	231,883	46,257	735,376

As of January 1, 2024	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	319	19,465	-	130	15,608	19,717	491	1,814	35,823	93,367
Business combination	2	2,528	-	-	289	736	372	1,782	-	5,709
Write-off (i)	-	(1,946)	-	(42)	(6,789)	(501)	-	1,294	-	(7,984)
Transfer	4,932	(226)	-	-	(806)	480	-	34,830	(39,210)	-
As of September 30, 2024 (unaudited)	98,485	139,802	18,852	1,442	119,161	103,242	32,751	304.168	30,575	848,478

Depreciation
As of January 1, 2023	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(2,867)	(11,278)	-	(247)	(9,348)	(9,375)	(2,570)	(19,386)	-	(55,071)
Write-off (i)	(121)	4,138	-	241	2,573	3,252	7,601	79	-	17,763
As of September 30, 2023 (unaudited)	(8,739)	(27,770)	-	282	(17,124)	(27,960)	(17,857)	(37,406)	-	(136,574)

As of January 1, 2024	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(3,134)	(12,992)	-	(285)	(9,204)	(11,310)	(2,289)	(27,252)	-	(66,466)
Write-off (i)	-	1,487	-	42	4,441	579	-	(673)	-	5,876
Transfer	(39)	(74)	-	-	426	(166)	-	(147)	-	-
As of September 30, 2024 (unaudited)	(12,852)	(40,422)	-	(45)	(24,714)	(37,769)	(20,941)	(72,548)	-	(209,291)

Net book value
As of September 30, 2024 (unaudited)	85,633	99,380	18,852	1,397	94,447	65,473	11,810	231,620	30,575	639,187
As of December 31, 2023	83,553	91,138	18,852	1,552	90,482	55,938	13,236	219,972	33,962	608,685

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment for the nine-month period ended September 30, 2024.

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2023	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	665	6,159	27,868	14,887	17,534	-	67,113
Business combination	69,267	586,264	-	142,451	62	-	-	-	-	-	798,044
Write-off (i)	-	-	-	-	(2,235)	-	-	(893)	(50)	-	(3,178)
Remeasurement (ii)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	13,062	4,785	16	(3,058)	(14,805)	-	-
As of September 30, 2023 (unaudited)	1,328,868	2,776,078	182,060	578,267	54,854	80,533	118,633	66,633	17,413	1,055	5,204,394

As of January 1, 2024	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions (iii)	-	157,227	-	-	1,412	9,315	11,585	23,004	20,856	-	223,399
Business combination	186,372	429,116	-	38,062	-	-	-	-	-	-	653,550
Write-off (i)	-	-	-	-	-	(161)	(117)	-	-	-	(278)
Transfer	-	-	-	-	15,095	1,041	-	(97)	(16,039)	-	-
As of September 30, 2024 (unaudited)	1,521,071	3,362,420	182,060	616,329	87,657	94,396	139,945	97,799	16,951	1,055	6,119,683

Amortization
As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(6,111)	(67,619)	(6,306)	(11,138)	(14,183)	(4,565)	-	(79)	(110,001)
Write-off (i)	-	-	-	-	1,997	-	-	893	-	-	2,890
As of September 30, 2023 (unaudited)	-	-	(21,066)	(279,982)	(21,586)	(37,700)	(24,276)	(20,711)	-	(158)	(405,479)

As of January 1, 2024	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(11,225)	(62,350)	(11,997)	(14,500)	(15,821)	(14,957)	-	(79)	(130,929)
Write-off (i)	-	-	-	-	-	-	35	-	-	-	35
Transfer	-	-	-	-	(727)	-	-	727	-	-	-
As of September 30, 2024 (unaudited)	-	-	(37,263)	(364,297)	(36,818)	(56,730)	(47,389)	(35,130)	-	(263)	(577,890)

Net book value
As of September 30, 2024 (unaudited)	1,521,071	3,362,420	144,797	252,032	50,839	37,666	92,556	62,669	16,951	792	5,541,793
As of December 31, 2023	1,334,699	2,776,077	156,022	276,320	47,056	41,971	96,874	53,992	12,134	871	4,796,016

(i) Refers to intangible assets written-off as result of lack of expectation of future use.

(ii) Goodwill: During the measurement period, results of operation differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 for the nine-month period ended September 30, 2023.

(iii) On January 24, 2024, MEC authorized the increase of 40 medical school seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600. Additionally, on July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA, which resulted in an additional payment of R$107,627.

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. There were no impairment indicatives of goodwill and intangible assets with indefinite lives for the nine-month period ended September 30, 2024.

Other intangible assets

For the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and financial liabilities

12.1	Financial assets

	September 30, 2024	December 31, 2023
At amortized cost	(unaudited)
Trade receivables	589,321	585,923
Dividends receivable	1,668	1,668
	590,989	587,591
Current	554,049	548,106
Non-current	36,940	39,485

12.2	Financial liabilities

	September 30, 2024	December 31, 2023
At amortized cost	(unaudited)
Trade payables	129,920	108,222
Loans and financing	2,145,270	1,800,775
Lease liabilities	974,780	874,569
Accounts payable to selling shareholders	278,422	530,915
	3,528,392	3,314,481
Current	422,549	642,872
Non-current	3,105,843	2,671,609

	September 30, 2024	December 31, 2023
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	20,067	35,952
Accounts payable to selling shareholders (Unidom)	287,553	-
	307,620	35,952
Current	29,747	35,498
Non-current	277,873	454

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	September 30, 2024	December 31, 2023
				(unaudited)
Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	-	21,405
Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	300,000	412,880
Softbank	Brazilian real	6.5% p.y.	2026	828,430	825,957
FINEP	Brazilian real	TJLP p.y.	2027	8,948	11,193
Debentures	Brazilian real	CDI + 1.80% p.y.	2028	510,724	529,340
IFC	Brazilian real	CDI + 1.2%p.y.	2030	497,168	-
				2,145,270	1,800,775
Current				30,051	179,252
Non-current				2,115,219	1,621,523

On August 7, 2024, Afya Brazil entered into a loan agreement with International Finance Corporation ("IFC") to support its expansion program, through acquisitions. The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to Brazil’s Ministry of Education criteria (“Sustainability KPIs”). According to the financing terms, IFC will loan up to R$500,000, which shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate is the Brazilian CDI rate plus 1.2%, and it may be reduced by 15 bps if the Sustainability KPIs are achieved.

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of September 30, 2024 and December 31, 2023 and the movements during the nine-month periods ended September 30, 2024 and 2023 are shown below:

	September 30, 2024 (unaudited)		September 30, 2023 (unaudited)
	Right-of-use assets	Lease liabilities	Right-of-use assets	Lease liabilities

Opening balance	767,609	874,569	690,073	769,525
Additions	32,976	32,976	7,328	7,328
Remeasurement	70,443	70,443	56,766	56,766
Business combination	28,989	28,989	65,408	65,408
Depreciation expense	(51,740)	-	(47,106)	-
Interest expense	-	82,803	-	74,867
Payments of principal (i)	-	(30,218)	-	(22,657)
Payments of interest (i)	-	(82,567)	-	(78,001)
Write-off (ii)	(1,944)	(2,215)	(2,433)	(3,507)
Closing balance	846,333	974,780	770,036	869,729

Balances as of	September 30, 2024 (unaudited)		December 31, 2023
Current	-	45,133	-	36,898
Non-current	846,333	929,647	767,609	837,671

(i) Payments of principal and interest from lease liabilities are included in cash flows from financing activities.

(ii) Refers to anticipated termination of real estate leasing contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$5,450 for the nine-month period ended September 30, 2024 (R$7,688 for the nine-month period ended September 30, 2023).

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.3	Accounts payable to selling shareholders

	Interest rate	September 30, 2024	December 31, 2023
		(unaudited)
Accounts payable at amortized cost
IPEMED	CDI	-	12,805
UniRedentor	CDI	-	27,155
UniSL	CDI	-	15,064
FCMPB	CDI	68,215	63,168
Unigranrio	CDI	88,189	156,235
DelRey	Selic	122,018	256,488

Accounts payable at fair value
Unidom	CDI	287,553	-
Medical Harbour (earn-out)	-	-	3,000
Shosp (earn-out)	-	454	454
Além da Medicina (earn-out)	-	9,600	18,325
CardioPapers (earn-out)	-	10,013	14,173

		586,042	566,867
Current		247,192	353,998
Non-current		338,850	212,869

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)

Opening balance	566,867	528,678
Additions - Consideration to be transferred on business combinations	279,463	234,000
Payments of principal (i)	(241,573)	(148,535)
Payment of interest (i)	(55,898)	(33,503)
Interest	36,443	67,872
Remeasurement of earn-outs	740	2,556
Closing balance	586,042	651,068

(i) Payments of principal and interest from acquisition of subsidiaries are included in cash flows from investing activities.

12.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	September 30, 2024 (unaudited)		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,145,270	2,184,409	1,800,775	1,795,752
	2,145,270	2,184,409	1,800,775	1,795,752

The Company assessed that the fair values of trade receivables, other assets, trade payables, accounts payable to selling shareholders and other liabilities approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2023 to September 30, 2024.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. As of September 30, 2024, it was assessed that it is probable that the targets that trigger the contingent considerations payments recognized will be met. The fair value of the

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

contingent consideration determined at September 30, 2024 reflects the development, among other factors and the remeasurements charge have been recognized through profit or loss. The fair value is determined using a DCF method. The own non-performance risk at September 30, 2024 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s main financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of September 30, 2024.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	September 30, 2024	Index	Base rate
	(unaudited)
Cash equivalents	812,435	CDI	86,170
Loans and financing	(1,307,892)	CDI	(160,149)
Loans and financing	(8,948)	TJLP	(618)
Accounts payable to selling shareholders	(443,957)	CDI	(47,281)
Accounts payable to selling shareholders	(122,018)	SELIC	(12,995)
Net exposure			(134,873)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(8,028)	(16,056)

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$18,847 as of September 30, 2024 (December 31, 2023: R$23,173).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.4475 to U.S. dollar 1.00) as of September 30, 2024, with all other variables held constant.

	Exposure	+10%	-10%

Cash equivalents	18,847	1,885	(1,885)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the statements of financial position on September 30, 2024 and December 31, 2023.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2024 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	129,920	-	-	-	129,920
Loans and financing	174,112	1,743,650	629,381	155,400	2,702,543
Lease liabilities	151,300	287,796	279,063	1,335,775	2,053,934
Accounts payable to selling shareholders	256,598	134,406	95,925	349,833	836,762
	711,930	2,165,852	1,004,369	1,841,008	5,723,159

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	108,222	-	-	-	108,222
Loans and financing	298,981	1,383,255	568,326	-	2,250,562
Lease liabilities	137,735	268,724	255,456	1,261,213	1,923,128
Accounts payable to selling shareholders	387,693	231,478	-	-	619,171
	932,631	1,883,457	823,782	1,261,213	4,901,083

12.5	Changes in liabilities arising from financing activities

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	September 30, 2024
								(unaudited)
Loans and financing (i)	1,800,775	(126,666)	(156,897)	492,351	129,160	4,377	2,170	2,145,270
Lease liabilities (i)	874,569	(30,218)	(82,567)	103,419	82,803	28,989	(2,215)	974,780
Dividends payable	-	(13,368)	-	13,368	-	-	-	-
	2,675,344	(170,252)	(239,464)	609,138	211,963	33,366	(45)	3,120,050

	January 1, 2023	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	September 30, 2023
								(unaudited)
Loans and financing (i)	1,882,901	(12,216)	(124,468)	5,288	154,180	-	2,614	1,908,299
Lease liabilities (i)	769,525	(22,657)	(78,001)	64,094	74,867	65,408	(3,507)	869,729
Dividends payable	-	(15,914)	-	15,914	-	-	-	-
	2,652,426	(50,787)	(202,469)	85,296	229,047	65,408	(893)	2,778,028

(i) Payments of principal and interest from loans and financing and lease liabilities are included in cash flows from financing activities.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants attached to the debentures and other loans and financing, including net debt ratio to adjusted EBITDA. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financings. There have been no breaches of the financial covenants of any loans and financing in the current period.

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2024.

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$22,629 and R$14,307 are recognized in cost of services and selling, general and administrative expenses in the statements of income for the nine-month periods ended September 30, 2024 and 2023, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the strike price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

On July 31, 2023, the People and ESG Committee approved a change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with strike price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs), resulting in a weighted average conversion ratio of 0.12 RSUs per stock option, with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remained the same as the original plan.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair values of the repriced options at modification dates over the vesting period of the stock options.

During the nine-month period ended September 30, 2024 there were no stock options granted by the Company (September 30, 2023: 198,000 stock options granted).

The table below presents the number and movements in stock options for the nine-month periods ended September 30, 2024 and 2023:

	Weighted average strike price (in Brazilian Reais)	Number of stock options
		September 30, 2024	September 30, 2023
		(unaudited)	(unaudited)
Outstanding at January 1	64.33	1,696,064	3,729,287
Granted	-	-	198,000
Exercised	61.63	(98,010)	(59,826)
Stock options exchanged to RSUs	-	-	(1,751,599)
Forfeited	107.34	(25,845)	(333,111)
Expired	62.15	(28,730)	(244,282)
Outstanding at September 30	64.99	1,543,479	1,538,469
Exercisable	71.59	464,902	406,449

The share-based compensation expense recognized in selling, general and administrative expenses in the statements of income for the nine-month periods ended September 30, 2024 and 2023 was R$14,572 and R$13,522, respectively.

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the nine-month period ended September 30, 2024 there were no RSUs granted by the Company (September 30, 2023: 177,490 RSUs granted).

The table below presents the number and movements in restricted shares for the nine-month periods ended September 30, 2024 and 2023:

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Outstanding at January 1	854,431	447,224
Granted	-	177,490
Stock options exchanged to RSUs	-	215,797
Exercised	(222,910)	(44,725)
Forfeited	(15,754)	(21,894)
Outstanding at September 30	615,767	773,892

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income for the nine-month periods ended September 30, 2024 and 2023 were R$11,727 and R$6,560, respectively. Labor and social obligations were R$7,177 and R$3,301 for the nine-month periods ended September 30, 2024 and 2023, respectively.

15	Equity

a) Share capital

As of September 30, 2024 and December 31, 2023, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares as of September 30, 2024 and 47,920,068 class A common shares and 45,802,763 class B common shares as of December 31, 2023. As of September 30, 2024 and December 31, 2023, the Company’s authorized capital was US$50 thousand.

b) Dividends

In the nine-month period ended September 30, 2024, CCSI and IESVAP approved the payment of dividends of R$58,236, which R$44,868 was distributed to the Company and R$13,368 to non-controlling shareholders (September 30, 2023: R$53,291, which R$37,377 was distributed to the Company and R$15,914 to non-controlling shareholders).

c) Share repurchase program

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table illustrates the number and movements in treasury shares during the nine-month periods ended September 30, 2024 and 2023:

	September 30, 2024 (unaudited)		September 30, 2023 (unaudited)
	Number of shares	Average price (in Brazilian Reais)	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1	3,773,478	79.28	3,786,285	80.54
Repurchased	-	-	216,339	57.17
Transferred under the share-based compensation plan	(280,240)	79.28	(92,255)	79.28
Outstanding at September 30	3,493,238	79.28	3,910,369	79.28

16	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive for the three and nine-month periods ended September 30, 2024 and 2023 and are not included on diluted earnings per share.

The table below presents the basic and diluted earnings per share calculations:

	Three-month period ended		Nine-month period ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	119,979	93,347	481,583	288,263
Denominator
Weighted average number of outstanding shares	90,208,018	89,752,636	90,083,878	89,831,865
Effects of dilution from stock options and restricted share units	1,068,418	937,240	1,198,835	676,409
Weighted average number of outstanding shares adjusted for the effect of dilution	91,276,436	90,689,876	91,282,713	90,508,274

Basic earnings per share (R$)	1.33	1.04	5.35	3.21
Diluted earnings per share (R$)	1.31	1.03	5.28	3.18

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Revenue

	Three-month period ended		Nine-month period ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	1,040,956	890,562	3,008,529	2,619,698
Other	72,860	59,045	218,633	186,137
Deductions
Discount and scholarships	(80,420)	(63,136)	(223,678)	(175,203)
Early payment discounts	(51,443)	(44,761)	(151,494)	(144,761)
Returns	(9,122)	(8,173)	(20,666)	(21,444)
Taxes	(44,761)	(36,301)	(125,619)	(106,857)
PROUNI	(86,885)	(73,757)	(250,391)	(211,523)
	841,185	723,479	2,455,314	2,146,047
Timing of revenue recognition
Tuition, digital content and app subscription fees - Transferred over time	828,865	715,456	2,419,316	2,108,636
Other - Transferred at a point in time	12,320	8,023	35,998	37,411

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the Social Integration Program tax (Programa de Integração Social, or PIS) and the Social Contribution on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the statements of income for the Company’s operating segments for the nine-month periods ended September 30, 2024 and 2023.

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	September 30, 2024
					(unaudited)
Types of services or goods	2,155,895	187,731	117,290	(5,602)	2,455,314
Tuition fees	2,142,582	122,391	-	-	2,264,973
Other	13,313	65,340	117,290	(5,602)	190,341

Timing of revenue recognition	2,155,895	187,731	117,290	(5,602)	2,455,314
Transferred over time	2,142,582	170,391	111,945	(5,602)	2,419,316
Transferred at a point in time	13,313	17,340	5,345	-	35,998

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	September 30, 2023
					(unaudited)
Types of services or goods	1,883,089	170,010	102,289	(9,341)	2,146,047
Tuition fees	1,869,963	107,994	-	-	1,977,957
Other	13,126	62,016	102,289	(9,341)	168,090

Timing of revenue recognition	1,883,089	170,010	102,289	(9,341)	2,146,047
Transferred over time	1,869,963	152,114	95,900	(9,341)	2,108,636
Transferred at a point in time	13,126	17,896	6,389	-	37,411

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

18	Costs and expenses by nature

	Three-month period ended		Nine-month period ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll	(301,705)	(283,507)	(855,897)	(813,423)
Hospital and medical agreements	(24,404)	(21,115)	(73,158)	(62,561)
Depreciation and amortization	(85,828)	(73,908)	(249,135)	(212,172)
Lease expenses	(1,970)	(3,044)	(5,450)	(7,688)
Utilities	(5,354)	(4,689)	(15,600)	(14,465)
Maintenance	(34,747)	(28,776)	(88,752)	(77,398)
Share-based compensation	(5,871)	(6,684)	(26,299)	(20,082)
Tax expenses	(3,557)	(4,543)	(9,516)	(9,435)
Pedagogical services	(30,243)	(14,071)	(71,820)	(46,065)
Sales and marketing	(27,631)	(15,279)	(62,287)	(44,668)
Allowance for expected credit losses	(11,571)	(18,074)	(41,589)	(57,160)
Travel expenses	(6,935)	(4,011)	(14,188)	(10,805)
Consulting fees	(9,490)	(19,640)	(33,208)	(52,128)
Other	(54,804)	(47,895)	(146,483)	(131,894)
	(604,110)	(545,236)	(1,693,382)	(1,559,944)
Cost of services	(324,083)	(288,234)	(908,429)	(820,136)
Selling, general and administrative expenses	(280,027)	(257,002)	(784,953)	(739,808)
	(604,110)	(545,236)	(1,693,382)	(1,559,944)

19	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	13,642	22,754	39,110	57,698
Interest received	13,945	10,619	34,979	25,760
Other	2,809	1,398	5,570	2,801
Finance income	30,396	34,771	79,659	86,259

Interest expense	(64,065)	(71,945)	(166,343)	(224,349)
Interest expense on lease liabilities	(29,033)	(25,834)	(82,803)	(74,867)
Financial discounts	(10,667)	(8,246)	(25,616)	(22,124)
Bank fees	(1,136)	(1,663)	(3,693)	(5,194)
Taxes on financial transactions (IOF)	(350)	(620)	(1,032)	(2,131)
Other	(24,989)	(6,998)	(42,933)	(24,907)
Finance expenses	(130,240)	(115,306)	(322,420)	(353,572)

Net finance result	(99,844)	(80,535)	(242,761)	(267,313)

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The table below presents the reconciliation of income tax expense for the nine-month periods ended September 30, 2024 and 2023:

	Three-month period ended		Nine-month period ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	136,574	110,366	521,029	336,826
Statutory income taxes rate	34%	34%	34%	34%
Income taxes at statutory rate	(46,435)	(37,524)	(177,150)	(114,521)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(7,633)	(7,725)	(24,543)	(23,243)
PROUNI - Fiscal incentive (i)	85,872	72,530	279,487	240,211
Unrecognized deferred taxes	(44,039)	(34,314)	(104,310)	(125,555)
Recognized deferred taxes	(3,234)	-	(3,234)	-
Presumed profit income tax regime effect (ii)	563	(2,017)	378	(5,434)
Permanent adjustments	(917)	(2,795)	(4,182)	(8,173)
Other	3,391	(301)	7,166	3,419
Income taxes expense	(12,432)	(12,146)	(26,388)	(33,296)
Effective rate	9.1%	11.0%	5.1%	9.9%

(i) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by said Law.

(ii) Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of September 30, 2024, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,363,576 of tax-basis (December 31, 2023: R$1,211,909) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts.

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2023	22,484	24,664	148,706	195,854
Additions	3,948	4,034	6,838	14,820
Reversals	(536)	(7,630)	(68,592)	(76,758)
Business combination	64	88	-	152
Balances as of September 30, 2023 (unaudited)	25,960	21,156	86,952	134,068

Balances as of January 1, 2024	22,721	21,300	60,340	104,361
Additions	9,953	6,320	18,787	35,060
Reversals	(7,800)	(2,347)	(21,478)	(31,625)
Business combination	721	481	6,044	7,246
Balances as of September 30, 2024 (unaudited)	25,595	25,754	63,693	115,042

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relates to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	September 30, 2024	December 31, 2023
	(unaudited)
Labor	26,911	32,683
Civil	51,601	51,319
Taxes	17,395	5,669
	95,907	89,671

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other non-current assets in the amount of R$15,741 as of September 30, 2024 (December 31, 2023: R$14,187).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$80,671 (December 31, 2023: R$81,855) is presented in non-current other assets.

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

22	Non-cash transactions

During the nine-month periods ended September 30, 2024 and 2023, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	September 30, 2024	September 30, 2023
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	103,419	64,094
Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	-	2,556
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(1,184)	-

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